Summary of FY2023 Business Report

On March 18, 2024, Shinhan Financial Group (“SFG”) filed its FY2023 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)
▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.

▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
April 2023 AITAS Co., Ltd has changed its legal name to Shinhan Fund Partners.

Principal(Direct) Subsidiaries under Korean Law (as of December 31, 2023)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	100.0%
Shinhan DS	100.0%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Shinhan Venture Investrment 7)	100.0%
Shinhan EZ General Insurance 8)	85.1%
SHC Management	100.0%

1) Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd

2) On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

3) Jeju Bank is currently listed on the Korea Exchange.

4) On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

5) The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.

6) On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.

7) On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

8) On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan 1)	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100.0%
	Shinhan Vietnam Finance Co. Ltd.	100.0%
	Shinhan Credit Information Co.Ltd	100.0%
Shinhan Securities	Shinhan Securities New York	100.0%
	Shinhan Securities Hong Kong	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	Shinhan Smilegate Global PEF1 2)	10.0%
	Shinhan SKS PEF3)	9.59%
	Shinhan Praxis K-Growth Global Private Equity Fund 4)	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan Life Care Co., Ltd.	100.0%
	Shinhan Life Insurance Vietnam Limited Liability Company	100.0%
Shinhan Capital	Shinhan-We Venture Debt Fund 5)	34.5%
Shinhan Asset Management	Shinhan Asset MGT HK, Limited	100.0%
	Shinhan Private Equity Fund 2nd 6)	66.3%
	JS Shinhan Private Equity Fund	0.06%
	Shinhan Nautic Private Equity Fund I 7)	9.23%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%

1) SBJ DNX: SBJ Bank own 100% in the aggregate.

2) Shinhan Financial Group and its subsidiaries currently own 14.21% in the aggregate.

3) Shinhan Financial Group and its subsidiaries currently own 33.58% in the aggregate.

4) Shinhan FinancialGroup and its subsidiaries currently own 18.87% in the aggregate.
5) Shinhan Financial Group and its subsidiaries currently own 98.52% in the aggregate.

6) Shinhan Financial Group and its subsidiaries currently own 96.74% in the aggregate.

7) Shinhan Financial Group and its subsidiaries currently own 36.19% in the aggregate.

Credit Ratings (as of December 31, 2023)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2023.01.16	Write-down Contingent Capital Securities	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.01.30	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.02.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.03.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.04.20	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.05.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.06.30	Write-down Contingent Capital Securities (Issue date: 13 July 2023)	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.06.30	Commercial Paper	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2023.06.30	Electronic Short-term Bond	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2023.07.19	Debentures	A	Standard & Poors (AAA~D)
2023.07.19	Debentures	A1	Moody’s(Aaa~C)
2023.08.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.09.19	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2023.10.19	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of December 31, 2023)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)(2)(4)	512,759,471
Number of preferred shares issued (5)	-
Total outstanding shares	512,759,471
Treasury stocks (3)	6,352
Total outstanding shares with voting rights	512,753,119

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

(4) SFG canceled treasury shares of 3,665,423 on 25 April, 2022, 4,149,252 on 23 Nov, 2022, 3,676,470 on 28 March,2023, 4,243,381 on 16 June 2023, 2,842,929 on 31, August 2023, and 2,744,718 on 27 December 2023 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

(5) 17,482,000 shares of Convertible Preferred Shares had automatically converted to common shares on 1 May 2023 upon the completion of conversion claim period.

Dividends

			(KRW million)
Items	FY2023 (Jan. 1 ~ Dec. 31)	FY 2022 (Jan. 1 ~ Dec. 31)	FY 2021 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,368,035	4,665,643	4,019,254
(Separate) Net Income	1,671,011	1,249,251	1,413,956
(Consolidated Earnings per share (Won)	8,048	8,498	7,308
Total Cash dividends	1,086,317	1,092,813	1,046,787
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	24.87	23.54	26.04
Cash dividend yield (%) – common shares	4.78	5.49	5.16
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	2,100	2,065	1,960
Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2023 is 24.66%.

2) Fiscal Year 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from 2023. Fiscal Year 2021 has not been restated.

2. Business Results

Operating Results

		(KRW billion)
	FY2023 (Jan. 1 ~ Dec. 31)	FY 2022 (Jan. 1 ~ Dec. 31)	FY 2021 (Jan. 1 ~ Dec. 31)
Net interest income	10,818	10,597	10,769
Interest income	27,579	20,092	14,724
Interest expense	16,761	9,496	3,955
Net fees and commission income	2,647	2,414	2,675
Fees and commission income	4,175	3,884	4,140
Fees and commission expense	1,528	1,466	1,465
Net insurance income	598	1,849	-775
Insurance income	3,088	3,629	6,485
Insurance expense	2,490	1,780	7,260
Net gain(loss) on securities and FX trading/derivatives	2,485	-381	1,524
Provision for credit loss and impairment loss	-2,251	-1,318	-996
Net other operating income(expense)	-2,300	-1,616	-1,501
General and administrative expenses	5,895	5,644	5,743
Net operating income	6,101	5,906	5,952
Equity method income	125	122	159
Other non-operating income(expense), net	-261	339	-527
Profit before income taxes	5,965	6,367	5,584
Income tax expense	1,487	1,611	1,471
Consolidated net profit	4,478	4,756	4,113
Net profit attributable to equity holders of the Group	4,368	4,666	4,019
Net profit attributable to non-controlling interest	110	90	93

1) Based on the Financial Holding Company Business Report submitted to the FSS

2) Fiscal Year 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from 2023. Fiscal Year 2021 has not been restated.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY 2023				FY 2022				FY 2021
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	383,064.0	56.3	9,790.8	2.56	374,433.2	57.3	4,642.7	1.24	344,759.5	55.0	2,173.8	0.63
	Borrowings	38,083.3	5.6	1,291.3	3.39	34,678.8	5.3	669.3	1.93	29,458.2	4.7	247.8	0.84
	Debt Securities Issued	76,797.0	11.3	2,735.4	3.56	78,719.1	12.1	1,901.5	2.42	77,207.2	12.3	1,390.2	1.80
	Other Liabilities	126,335.2	18.6	-	-	113,498.0	17.4	-	-	127,835.4	20.3	-	-
	Total Liabilities	624,279.5	91.8	-	-	601,329.1	92.1	-	-	579,260.3	92.3	-	-
	Total Stockholder's Equity	55,597.4	8.2	-	-	51,819.8	7.9	-	-	48,104.0	7.7	-	-
	Total Liabilities & SE	679,876.9	100.0	-	-	653,148.9	100.0	-	-	627,364.3	100.0	-	-
Use	Cash & Due from Banks	34,892.3	5.1	590.8	1.69	29,660.1	4.5	282.9	0.95	30,080.8	4.8	87.1	0.29
	Loans	410,463.6	60.4	21,823.8	5.32	398,391.1	61.0	16,146.9	4.05	375,592.7	59.9	11,928.3	3.18
	Loans in KRW	317,950.0	46.8	16,093.6	5.06	308,197.4	47.2	11,760.0	3.82	293,331.7	46.8	8,503.5	2.90
	Loans in Foreign Currency	40,341.7	5.9	2,160.6	5.36	36,601.1	5.6	1,551.6	4.24	31,871.4	5.1	1,084.7	3.40
	Credit Card Accounts	27,965.4	4.1	2,162.1	7.73	27,229.1	4.2	1,979.3	7.27	24,642.6	3.9	1,890.8	7.67
	Others	24,206.5	3.6	1,407.5	5.81	26,363.5	4.0	856.0	3.25	25,747.0	4.1	449.3	1.75
	FVOCI Financial Assets	84,680.8	12.5	2,341.9	2.77	86,538.1	13.2	1,837.8	2.12	59,643.5	9.5	889.2	1.49
	AC Financial Assets	34,708.0	5.1	1,062.1	3.06	29,778.9	4.6	691.8	2.32	48,587.8	7.7	1,092.0	2.25
	Other Assets	115,132.2	16.9	-	-	108,780.7	16.7	-	-	113,459.5	18.1	-	-
	Total Assets	679,876.9	100.0	-	-	653,148.9	100.0	-	-	627,364.3	100.0	-	-
1) Fiscal Year 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from 2023. Fiscal Year 2021 has not been restated.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Aggregate Amount of Equity Capital (A)	50,192.5	46,981.8	43,824.2
Risk-Weighted Assets (B)	314,180.7	291,542.6	270,692.2
BIS Ratio (A/B)	15.98%	16.11%	16.19%
Note: ▪ Calculated in accordance with Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Shinhan Bank	BIS Capital Adequacy Ratio	18.1	17.8	18.2
Shinhan Card	Adjusted Equity Capital Ratio	19.7	18.6	18.9
Shinhan Securities	Net Capital Ratio	926.6	1,112.9	1,285.8
Shinhan Life Insurance	Risk Based Capital Ratio	248.2	267.7	284.7
Shinhan Capital	Adjusted Equity Capital Ratio	19.0	16.4	17.4
Shinhan Asset Management	Equity Capital (KRW billion)	233.2	213.3	202.5
	Minimum Capital Requirement (KRW billion)	49.1	46.8	31.1
Jeju Bank	BIS Capital Adequacy Ratio	17.5	16.4	17.2
Shinhan Savings Bank	BIS Capital Adequacy Ratio	17.6	14.4	12.4
Shinhan Asset Trust	Net Capital Ratio	926.8	1,107.7	1007.4
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio	430.6	620.8	233.9

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s subsidiary on June 30, 2022.
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the FY2023 report, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's FY2023 business report and Shinhan EZ General Insurance's FY2023 management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Dec. 31, 2023			Dec. 31, 2022			Dec. 31, 2021
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	721.2	235.9	305.8	875.4	131.7	664.5	981.8	286.5	342.7
Shinhan Card	21,732.0	5,970.0	364.0	21,102.5	5,863.2	359.9	18,950.6	5,024.4	377.2
Shinhan Securities	25,804.2	21,888.6	117.9	19,341.7	13,867.7	139.5	18,798.1	13,153.0	142.9
Shinhan Life Insurance	21,863.8	1,479.1	1,478.2	21,822.0	1,616.3	1,350.1	2,292.4	1,336.6	171.5
Shinhan Capital	2,760.2	1,064.9	259.2	2,949.0	722.3	408.3	1,575.9	797.458	197.6
Shinhan Savings Bank	721.7	602.2	119.8	684.1	576.2	118.7	525.1	477.3	110.0
Shinhan Asset Trust	185.2	21.2	872.0	314.3	27.3	1151.2	243.0	42.5	571.7
Shinhan AI	28.0	0.9	30.5	30.3	0.8	36.9	29.5	1.5	19.3
Shinhan EZ General Insurance	135.3	2.0	6,788.2	83.5	1.7	4,918.8	19.3	1.0	1,977.5

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2023			Dec. 31, 2022			Dec. 31, 2021
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	85,172.4	85,155.4	100.0	82,709.0	83,705.6	98.8	68,922.6	78,444.5	87.9
Jeju Bank	1,020.7	813.0	125.6	915.4	823.3	111.8	803.9	748.9	108.4

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Dec. 31, 2023			Dec. 31, 2022			Dec. 31, 2021
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	33.3	20.8	160.2	65.0	9.9	655.7	94.9	9.9	958.0
Shinhan Securities	10,318.0	9,117.0	113.2	6,985.2	6,355.4	109.9	7,226.4	6,980.2	103.5
Shinhan Capital	55.6	0.4	113,556.1	79.6	0.4	18,859.5	96.7	0.4	23,033.1
Jeju Bank	13.4	2.2	605.7	13.8	14.3	96.9	27.6	25.5	108.0

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Shinhan Bank	157.8	141.1	112.6

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80.0% to 70.0% by end of June, 2022. The ratio is normalized to 80% from the third quarter of 2022.
▪
Foreign Currency Liquidity Coverage Ratio is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Total Loans	413,664.8	412,421.1	393,049.4
Substandard & Below	2,668.4	2,122.9	1,741.0
Substandard & Below Ratio	0.65%	0.51%	0.44%
Non-Performing Loans	2,176.6	1,800.8	1,363.9
NPL Ratio	0.53%	0.44%	0.35%
Substandard & Below Coverage Ratio	165.61%	176.99%	182.50%
Loan Loss Allowance	4,419.1	3,757.4	3,177.3
Substandard & Below Loans	2,668.4	2,122.9	1,741.0

Separate Basis

(%)	Dec. 31 2023			Dec. 31 2022			Dec. 31 2021
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.24	0.19	233	0.25	0.20	202	0.27	0.21	163
Shinhan Card	1.31	0.70	248	0.92	0.43	315	0.88	0.36	314
Shinhan Securites	12.86	12.86	62	10.16	10.16	57	4.83	4.83	98
Shinhan Life Insurance	0.21	0.21	510	0.06	0.06	357	0.07	0.07	286
Shinhan Capital	1.74	0.74	193	0.93	0.72	118	0.42	0.38	165
Jeju Bank	0.98	0.87	120	0.55	0.46	128	0.51	0.43	95
Shinhan Savings Bank	4.38	9.10	93	2.45	4.27	143	2.13	2.32	108
Shinhan Asset Trust	64.66	9.04	15	23.07	23.07	84	85.37	85.37	59

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Debt	11,190.4	10,779.8	10,410.5
Equity	26,099.1	26,676.5	26,405.4
Debt to Equity Ratio	42.88%	40.41%	39.43%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Dec. 31, 2023 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Nong Hyup Bank	501.2	10.9	1,566.7	54.7	-	2,133.5
Woori Bank	1,310.1	51.6	454.5	-	-	1,816.2
Samsung Electronics	-	1,720.0	2.0	-	-	1,722.0
LG Display	429.0	799.8	175.8	239.6	-	1,644.2
NH Securities	1,369.2	-	185.4	-	-	1,554.6
KB Bank	778.7	121.0	607.5	16.3	-	1,523.4
SK Hynix	628.3	193.4	530.5	-	-	1,352.2
S-Oil	500.8	568.0	122.6	93.1	-	1,284.5
Korea Electric Power Corporation	0.3	-	1,181.7	101.1	-	1,283.1
National Agriculture Cooperative Federation	73.7	-	1,158.1	-	-	1,231.8
KEB Hana Bank	727.2	12.6	434.1	33.3	-	1,207.1
Lotte Hotel	100.8	378.4	283.3	362.2	-	1,124.7
HD Hyundai Heavy Industries Co.,Ltd	70.5	35.1	32.9	946.0	-	1,084.5
Samsung Heavy Industries Co.,Ltd	-	19.4	-	1,021.9	-	1,041.2
Korea Gas Corporation	-	165.4	814.6	-	-	980.0
Hyndai Steel	314.4	145.9	443.4	39.2	0.0	942.9
KT	1.1	-	799.7	41.6	-	842.4
Daeshin Securities	800.9	-	20.4	-	-	821.3
KB card	-	36.8	782.0	-	-	818.7
IBK Asset Management	-	-	818.3	-	-	818.3
Total	7,606.2	4,258.1	10,413.4	2,949.0	0.0	25,226.6
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Dec. 31, 2023 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	261.2	2,728.3	1,598.4	1,845.3	0	6,433.2
SK	1,528.0	840.1	2,441.6	724.9	0	5,534.7
Hyundai Motor Company	1,383.4	1,335.6	2,173.5	521.8	0	5,414.2
Lotte	1,032.9	933.0	1,696.7	746.7	0	4,409.3
LG	866.1	942.1	978.4	443.7	-	3,230.3
Hyundai Heavy Industries	462.3	127.8	189.2	2,291.6	-	3,070.9
Hanwha	507.3	389.9	1,020.1	787.3	0	2,704.5
LS	225.8	946.1	194.1	832.1	0	2,198.4
KT	149.3	124.4	880.4	195.9	-	1,350.1
S-oil	503.8	568.0	122.6	93.1	-	1,287.5
Total	6,920.1	8,935.4	11,294.9	8,482.4	0.4	35,633.2
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	145.2	145.2	24.3
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	56.5	56.5	56.5
D	Other financial investment businesses	41.0	41.0	1.0
E	Other financial service activities n.e.c.	40.1	40.1	21.4
F	Other financial service activities n.e.c.	31.7	31.7	31.8
G	Other financial service activities n.e.c.	26.4	26.4	0.4
H	Other financial service activities n.e.c.	25.8	25.8	25.8
I	Other financial investment businesses	21.8	21.8	20.1
J	Manufacture of sections for ships	22.6	22.6	20.5
K	Other financial investment businesses	20.0	20.3	15.3
L	Other financial service activities n.e.c.	19.0	19.0	15.0
M	Development and subdividing of non-residential buildings	17.3	17.3	10.2
N	Other financial service activities n.e.c.	15.3	15.3	11.1
O	Sea freight water transport	13.8	13.8	10.2
P	Other financial service activities n.e.c.	12.0	12.0	12.0
Q	Manufacture of pumps for liquids	11.5	11.5	5.2
R	Apartment building construction	10.1	10.1	4.0
S	Development and subdividing of residential buildings	10.0	10.0	10.0
T	Development and subdividing of non-residential buildings	10.0	10.0	4.0
Total		675.6	673.1	424.3
Notes : ▪ Consolidated basis as of Dec. 31, 2023 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY 2023	FY 2022	FY 2023
Independent Auditor	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours
FY 2021	PwC Samil Accounting Corp.	958 (annualized basis)	Review/Audit of Financial Statements	9,283 Hours
	PwC Samil Accounting Corp.	126 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,078.5 Hours
	PwC Samil Accounting Corp.	73 (annualized basis)	Review Consolidation of Asia Trust	610.5 Hours
1)
Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,323 million(excluding value-added taxes) for FY2023.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

• Committees of the Board of Directors

We currently have seven management committees that serve under the board:

-
the Risk Management Committee;
-
the Audit Committee;
-
the Remuneration Committee;
-
the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-
the Committee for Recommending Candidates for CEO;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Committee for Recommending Candidates Subsidiary’s CEO.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of 3 outside directors, namely Lee Yong Guk (Chair), Sung Jae-ho and Choi Jae Boong. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Audit Committee

The Audit Committee currently consists of 3 outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun, and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of 4 outside directors, namely Sung Jae-ho (Chair), Kwak Su Keun, Kim Jo Seol and Lee Yoon-jae. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of 5 outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Yoon Jaewon, Lee Yong Guk and Jin Hyun-duk. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of 6 directors, namely Sung Jae-ho (Chair), Jin Hyun-duk, Lee Yoon-jae, Bae Hoon, Lee Yong Guk and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of 1 executive director and 4 outside directors, namely Kwak Su Keun (Chair), Kim Jo Seo, Yoon Jaewon, Lee Yong Guk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Committee for Recommending Candidates Subsidiary’s CEO.

The Committee for recommending candidates subsidiary’s CEO was established in March 2021 and currently consists of 1 executive director and 4 outside directors, namely Jin Okdong (Chair), Kwak Su Keun, Bae Hoon, Sung Jae-ho and Lee Yoon-jae. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

Note) On January 12, 2023, Byeon Yang-ho, one of outsider directors, resigned due to personal reasons.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2023

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	38,279,553	7.47
BlackRock Fund Advisors3)	29,063,012	5.67
Employee Stock Ownership Association4)	26,654,678	5.20

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 512,759,471 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 26,570,758 shares owned in the Employee Stock Ownership accounts and 83,920 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2023	Aug. 2023	Sep. 2023	Oct. 2023	Nov. 2023	Dec. 2023
Price per share	High	35,150	35,950	38,000	36,400	37,000	40,150
	Low	32,500	34,550	35,450	34,100	34,500	36,350
	Avg.	33,731	35,182	36,516	35,276	35,961	37,897
Trading Volume		22,448,178	20,761,759	16,456,375	15,607,979	17,582,184	14,544,102
Highest Daily Trading Volume		2,264,210	1,828,015	2,449,194	1,396,810	1,461,987	1,779,177
Lowest Daily Trading Volume		563,437	482,222	388,661	435,133	404,462	387,597

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2023	Aug. 2023	Sep. 2023	Oct. 2023	Nov. 2023	Dec. 2023
Price per share	High	27.62	27.91	28.49	26.72	28.52	31.12
	Low	25.13	25.63	26.02	25.13	25.60	27.87
	Avg.	26.46	26.67	27.28	26.04	27.41	29.18
Monthly Trading Volume		2,911,985	2,459,931	2,359,163	2,644,682	2,560,309	2,426,861
Highest Daily Trading Volume		276,638	218,887	180,615	211,769	301,206	435,937
Lowest Daily Trading Volume		75,883	69,195	62,485	77,726	40,806	51,496
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees (As of Dec.2023)

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023.

Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 10 non-executive directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025
Bae Hoon	Jun. 30, 1953	Outside Director	March 25, 2021	March 2024
Sung Jae-ho	Jun. 18, 1960	Outside Director	March 27, 2019	March 2024
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2024
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2024
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2024
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2024
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2024
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2024
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2024

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

※On January 12, 2023, Byeon Yang-ho, one of outsider directors, resigned due to personal reasons.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Sung Jae-ho has been our outside director since March 27, 2019. Mr. Sung is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as a policy advisor of the Ministry of Unification in 2009 and the Ministry of Foreign Affairs and Trade in 2002. Mr. Sung also served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D. in law from Sung Kyun Kwan University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

Lee Yoon-jae has been our outside director since March 27, 2019. Mr. Lee served as an outside director for various Korean companies, such as LG, KT&G and S-Oil from 2006 to 2015. In addition, he held the chief executive officer position at KorEI from 2001 to 2010. Mr. Lee received a master’s degree in business administration from Stanford Graduate School of Business.

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Jang Dong-ki	Jan., 1964	Deputy President	Global Markets & Securities Business Group
Wang Ho-min	Jun., 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr., 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team ICT Planning Team
Ahn Jun Sik	May, 1965	Deputy President and Chief Public Relations Officer	Brand PR Division
Kim Soung Jo	Jan, 1967	Deputy President	Group Audit

Name	Date of Birth	Position	In Charge of
Park Hyun Joo	April, 1965	Deputy President and Chief Consumer Protection Officer	Group Consumer Protection Team
Bang Dong-kwon	Feb, 1966	Deputy President and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Lee Taekyung	May, 1966	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Accounting Division
Kim Myoung Hee	Jan., 1968	Deputy President and Chief Digital Officer	Digital Planning Team
Koh Seogheon	Sept, 1968	Executive Director and Chief Strategy & Sustainability Officer	Strategic Planning Team ESG Planning Team
Kim Tae Youn	Jul, 1968	Executive Director and Head of Accounting Division	Accounting Planning Team Internal Control on Financial Reporting Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Jang Dong-ki has been our deputy president since January 1, 2018. Mr. Jang previously served as Chief Financial Officer of Shinhan Financial Group, the head of finance management team, managing director and the head of the capital market and trading division of Shinhan Bank. Mr. Jang received a bachelor’s degree in economics from Seoul National University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Ahn Jun Sik has been our deputy president and chief public relations officer since January 1, 2021. Mr. Ahn previously served as the head of Seocho Division at Shinhan Bank. Mr. Ahn received a bachelor’s degree in economics from Pusan National University..

Kim Soung Jo has been our deputy president since January 1, 2021. Mr. Kim previously served as the head of audit team at Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Seoul National University.

Park Hyun Joo, has been our deputy president and Chief Consumer Protection Officer(CCPO) since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Lee Taekyung has been our deputy president and chief financial officer since January 1, 2022. Mr. Lee previously served as the CEO of Shinhan Bank Vietnam and the CEO of Shinhan Bank Cambodia. Mr. Lee received a bachelor’s degree in economics from Seoul National University.

Kim Myoung Hee has been our deputy president and chief digital officer since January 1, 2022. Before joining Shinhan Financial Group, Ms. Kim was the CEO, Hancom MDS Inc. Ms. Kim received a Ph.D. in Knowledge Consulting from Dankook University and master’s degree in Management Information System from Sogang University.

Koh Seogheon has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Kim TaeYoun has been our executive director and head of accounting division since January 1, 2022. Mr. Kim previously served as the managing director of finance management team of Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Dec. 31, 2023)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Dec. 31, 2023)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	937	468	-
Outside Directors	6	507	81	-
Audit committee members or internal auditor	3	276	86	-
Notes : Represents the total number of applicable persons as of Dec. 31, 2023.

Compensation to Non-registered directors

(As of Dec. 31, 2023)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	10	5,093	509	-

Stock Options

None

stock-based compensation system

- Cash compensation linked to stock

On February 27, 2023, through a resolution of the Remuneration Compensation Committee, our company granted cash compensation linked stock (PS) equivalent to 102,684 shares of our common stock to 13 executives, and the eligibility and amount of payment will be determined in the future based on the company's long-term performance and stock price from 2023 to 2026.

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2023 (KRW million)	Average Payment per person (KRW million)
Male	143	3 yrs 6mths (16 yrs 3 mths)	26,653	187
Female	48	3 yrs 9 mths (11 yrs 4 mths)	6,291	130
Total	191	3 yrs 7 mths (15 yrs) 1)	32,944	173
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1,2023 to Dec.31, 2023.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2023)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2023)
Shinhan Card	Loan	2018-02-22	2023-02-22	2.90%	100	100	-	-	-
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2023-10-29	1.24%	150	150	-	-	-
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	-	-	100	-	100
	Loan	2023-10-30	2024-04-30	4.69%	-	-	50	-	50
	Loan	2023-10-30	2024-04-30	4.81%	-	-	100	-	100
	Loan	2019-11-19	2025-02-04	2.79%	507	-	-	9	516
	Loan	2021-05-26	2026-05-12	1.53%	38	-	-	1	39
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	343	-	-	30	389
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	-	-	300	-	310
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	114	-	-	2	116
	Loan	2020-08-20	2025-08-20	2.55%	630	-	-	11	641
	Financial assets at FVPL	2021-06-14	-	2.93%	285	-	-	30	315
Shinhan	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50

Capital
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	253	-	-	5	258
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	90	-	-	6	96
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	128	-	-	11	139
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50
Shinhan DS	Loan	2022-02-03	2023-02-02	2.30%	20	20	-	-	-
	Loan	2023-02-02	2024-02-01	3.86%	-	-	15	-	15
Shinhan Venture	Loan	2022-12-27	2023-03-27	4.38%	40	40	-	-	-
	Loan	2023-03-27	2023-06-26	3.81%	-	40	40	-	-
	Loan	2023-06-26	2023-10-26	4.08%	-	50	50	-	-
	Loan	2023-10-26	2024-02-26	4.58%	-	-	50	-	50
	Loan	2023-12-11	2024-04-11	4.08%	-	-	10	-	10
Total					4,858	400	715	131	5,304

9. Material Information after the reporting period

Announcement on Acquisition and Cancellation of Shares

In accordance with the resolution of the Board of Directors on February 8, 2024, the Group resolved to acquire and cancel the treasury shares within the profits available for dividends.

Number of Shares to be Acquired and Cancelled: 3,500,583 common shares

Estimated Acquisition and Cancellation Amount: KRW 150,000,000,000원

Scheduled Acquisition Period: February 9, 2024 ~ May 8, 2024

Note) “Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on February 7, 2024 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on February 8, 2024